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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 -50831

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Morgan Wilshire Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1400 Old Country Road, Suite 304
(No. and Street)

Westbury	New York	11590
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Finnan (516) 622-3100
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Muhlstock Holzwanger, LLP
(Name -- *if individual, state last, first, middle name*)

21 Penn Plaza Suite 1006	New York	New York	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Finnan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgan Wilshire Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Pres

Title



Notary Public

RUSSELL J. SPERANZA
NOTARY PUBLIC, STATE OF NEW YORK
No. 01SP4747588
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES 2/28/06

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORGAN WILSHIRE SECURITIES, INC.

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

MORGAN WILSHIRE SECURITIES, INC.

TABLE OF CONTENTS


MUHLSTOCK HOLZWANGER

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Morgan Wilshire Securities, Inc.

We have audited the accompanying statement of financial condition of Morgan Wilshire Securities, Inc. as of December 31, 2004, and the related statements of income, stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morgan Wilshire Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Muhlstock Holzwanger LLP

New York, New York
February 11, 2005

MUHLSTOCK HOLZWANGER, LLP
Certified Public Accountants
21 Penn Plaza, Suite 1006
New York, NY 10001
(212) 290-2790, Fax (212) 290-2590

MORGAN WILSHIRE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Assets	
Cash and cash equivalents	$ 908,305
Receivable from clearing broker	128,755
Other assets	22,610
Total assets	$ 1,059,670

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Account payable and accrued expenses	$ 125,288
Commissions payable	127,127
Total liabilities	252,415
Commitment and contingencies	
Stockholders' equity	
Common stock, $0.10 par value authorized 1,000 shares issued and outstanding 293 shares	29
Capital in excess of par value	1,172,894
Accumulated deficit	(365,668)
Total stockholders' equity	807,255
Total liabilities and stockholders' equity	$ 1,059,670

See accompanying notes to financial statements.

MORGAN WILSHIRE SECURITIES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

Revenues	
Commissions	$ 2,282,343
Interest and dividends	10,395
Total revenues	2,292,738
Expenses	
Employee compensation and related benefits	1,311,877
Administrative fees	420,607
Communication	142,523
Occupancy	98,520
Clearance	271,199
Other	28,751
Total expenses	2,273,477
Net income	$ 19,261

See accompanying notes to financial statements.

MORGAN WILSHIRE SECURITIES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock		Capital In Excess of Par Value	Retained Earnings (Deficit)
	Shares	Amount		
Balance, beginning of year	293	$ 29	$ 670,172	$ (361,018)
Net income	-	-	-	19,261
Contributions	-	-	502,722	-
Distributions	-	-	-	(23,911)
Balance, end of year	293	$ 29	$ 1,172,894	$ (365,668)

See accompanying notes to financial statements.

MORGAN WILSHIRE SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities		
Net income		$ 19,261
Adjustments to reconcile net income to		
net cash used in operating activities:		
Increase (decrease) in cash attributable to		
changes in assets and liabilities:		
Receivable from clearing broker	$ 13,382	
Other assets	11,364	
Accounts payable and accrued expenses	58,105	
Securities purchased not yet paid for	(16,803)	
Commissions payable	16,681	
Total adjustments		82,729
Net cash used in operating activities		101,990
Cash flows from financing activities		
Contribution to paid in capital		502,722
Net increase in cash and cash equivalents		604,714
Beginning of year		327,504
End of year		$ 908,305
Supplemental disclosures of cash flow information		
Cash paid during the year for		
Taxes		$ 950

See accompanying notes to financial statements.

NOTE 1 NATURE OF OPERATIONS

Morgan Wilshire Securities, Inc. (the Company) is a broker-dealer located in Westbury, New York. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's operations are primarily comprised of agency commission transactions and securities principal trading activities.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash equivalents

The Company considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue and expense recognition from securities transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Securities owned, at market

All investments owned are valued at market and unrealized gains and losses are reflected in revenue.

Income taxes

The stockholders of the Company have elected to treat the Company as an "S" Corporation for federal and state income tax purposes. As such, the individual stockholders are liable for the taxes on corporate income and receive the benefit of corporate losses.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 COMMITMENT AND RELATED PARTY TRANSACTIONS

The Company is obligated under an administrative services agreement with Equity Management Systems, Inc. (EMSI), a New York Corporation owned by the Company's officers. The agreement expires in 2008 and calls for EMSI to provide administrative services to the Company for a fee equal to EMSI's actual costs plus 10%, not to exceed 20% of the revenues of the Company. Administrative fees were approximately $420,607 for 2004 and the accounts payable and accrued expenses were approximately $125,288 at December 31, 2004.

NOTE 4 NET CAPITAL REQUIREMENTS

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule 15c3-1 ("Rule"). This Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company's net capital was approximately $479,539, which was approximately $429,539 in excess of its minimum required net capital of $50,000.

NOTE 5 EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 6 OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

NOTE 6 **OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK - Continued**

In addition, all of the Company's securities transactions and the receivable from the clearing broker at December 31, 2004 are pursuant to this clearance agreement.

In the normal course of business, the Company's customers' activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 7 **CONTINGENCIES**

The Company, in the ordinary course of business, has been named in various arbitrations before the NASD. The claimants are seeking compensatory damages based upon a variety of allegations. The company's management and legal counsel believe the Company has meritorious defenses against these claimants. The ultimate outcome of these matters cannot be predicted and an unfavorable outcome could have a material adverse effect on the Company's financial position, results of operations and cash flows.

NOTE 8 **RETIREMENT PLAN**

During the year, the Company terminated the retirement plan under Section 401(k) of the Internal Revenue Code, which covered all eligible employees. For the year ended December 31, 2004, the Company made no matching contributions.


MUHLSTOCK HOLZWANGER

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Morgan Wilshire Securities, Inc.

Our report on our audit of the basic financial statements of Morgan Wilshire Securities, Inc. as of and for the year ended December 31, 2004, appears on Page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Muhlstock Holzwanger LLP

New York, New York
February 11, 2005

MUHLSTOCK HOLZWANGER, LLP
Certified Public Accountants
21 Penn Plaza, Suite 1006
New York, NY 10001
(212) 290-2790, Fax (212) 290-2590

MORGAN WILSHIRE SECURITIES, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Net capital		
Total stockholders' equity		$ 807,255
Less - nonallowable assets, other assets		22,610
Net capital before haircuts		784,645
Haircuts		
Money market fund		5,106
Securities		300,000
		305,106
Net capital		479,539
Aggregate indebtedness		
Accounts payable and accrued expenses		128,288
Commissions payable		127,127
Total aggregate indebtedness		255,415
Computed minimum net capital required (6.67% times aggregate indebtedness of $252,415)		16,827
Minimum dollar net capital required		50,000
Excess net capital ($479,539-$50000)		429,539
Percentage of aggregate indebtedness to net capital	$ 252,415 / $ 479,539	53.00%

There were no material differences noted between the computation of net capital under rule 15c3-1of the securities Exchange Act of 1934 as reported above and as contained in the unaudited FOCUS report dated January 26, 2005 as filed by the Company

MORGAN WILSHIRE SECURITIES, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004 Schedule II

The provision of Rule 15c3-3 are not applicable to the Company as of December 31, 2004 in accordance with Rule 15c3-3(k)(2)(ii).


MUHLSTOCK HOLZWANGER

Board of Directors
Morgan Wilshire Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Morgan Wilshire Securities Inc. (the "Company") as of and for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MUHLSTOCK HOLZWANGER, LLP
Certified Public Accountants
21 Penn Plaza, Suite 1006
New York, NY 10001
(212) 290-2790, Fax (212) 290-2590

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Morgan Wilshire Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
February 11, 2005